FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 18, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

a)

Press Release dated July 18, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President & COO

Date:  July 18, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JULY 2003 DISTRIBUTION

July 18, 2003. Paramount Energy Trust ("PET") (TSX - PMT.UN) is pleased to announce that its distribution on August 15, 2003 in respect of production for the month of July 2003, for Unitholders of record on July 31, 2003, will be $0.25 per trust unit.  The ex-distribution date is July 29, 2003.  This distribution maintains the $0.25 per trust unit distribution which was paid for the month of June, 2003 and brings cumulative distributions paid to-date to $1.884 per trust unit.

The Alberta Energy and Utilities Board ("AEUB") held its previously announced consultation meetings on July 3 to 5, 2003 with respect to the Proposed Conservation Policy Affecting Gas Production in the Athabasca Wabiskaw-McMurray Oil Sands Area as outlined in General Bulletin 2003-16 on June 3, 2003.  As a follow up to the written submissions on June 26, 2003, oral presentations were made by PET and on behalf of a number of PET Unitholders at these meetings.  Through this consultation process, an alternative collaborative approach, involving industry, the AEUB and the Government of Alberta, was proposed which PET believes will provide a timely and effective process to address the concerns of all stakeholders.  It is expected that the AEUB will announce a further determination with respect to the Gas/Bitumen issue in the near future.  PET's written submission with respect to GB 2003-16 as well as additional information with respect to the Gas/Bitumen issue, including a summary of the proposed collaborative approach to develop a comprehensive gas/bitumen policy in an expedited time frame, is available on PET's website at www.paramountenergy.com/news_room/AEUB_Gas_Bitumen.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and CFO Gary C. Jackson, Vice President, Land, Legal and Acquisitions